UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41923

Eupraxia Pharmaceuticals Inc.

(Translation of registrant’s name into English)

201-2067 Cadboro Bay Road

Victoria, British Columbia, Canada V8R 5G4

Telephone : (250) 590-3968

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Eupraxia Pharmaceuticals Inc. (File No. 333-276586), as amended and supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Underwriting Agreement, dated February 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eupraxia Pharmaceuticals Inc
(Registrant)

Date: February 19, 2026	/s/ Alex Rothwell
Alex Rothwell
Chief Financial Officer